UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD Specialized Disclosure Report

Baker Hughes Company
(Exact name of the registrant as specified in its charter)

Delaware	1-38143	81-4403168
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

575 N. Dairy Ashford Road, Suite 100 Houston TX	77079-1121
(Zip code)
(Address of principal executive offices)

M. Georgia Magno, (713) 439-8600
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:
☒    Rule 13p-1, under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ________.

SECTION 1 – CONFLICT MINERALS DISCLOSURES
ITEM 1.01    CONFLICT MINERALS DISCLOSURE AND REPORT
Baker Hughes Company is filing this Form SD, which includes our Conflict Minerals Report (the “Report”) attached to this Form SD as Exhibit 1.01, for the calendar year ended December 31, 2025.
A copy of this Form SD and the Report for the calendar year ended December 31, 2025, are available for access by all interested parties on the Company’s public Internet website: https://www.bakerhughes.com/conflict-minerals
ITEM 1.02    EXHIBIT
The Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

SECTION 3 – EXHIBITS
ITEM 3.01    EXHIBITS
Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
Baker Hughes Company

/s/ Fernando Contreras	5/21/2026
Fernando Contreras
VP, Chief Compliance Officer & Corporate Secretary